
May 28, 2021

Murray Goldenberg
Chief Executive Officer
Triad Pro Innovators, Inc.
8275 S. Eastern Ave
Las Vegas, NV 89123

> **Re: Triad Pro Innovators, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed May 17, 2021**
> **File No. 024-11506**

Dear Mr. Goldenberg:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2021 letter.

Amendment No. 1 to Form 1-A filed May 17, 2021

Cover Page

1. The range that you are permitted to include in the offering circular pertains to the price, not the volume, of securities to be offered, consistent with Rule 253(b). Please revise throughout the filing to consistently state the maximum number of units, and underlying shares of common stock you are offering, rather than a range of units and underlying shares.

2. Please add disclosure here that each Class A warrant will entitle the holder to purchase one share of common stock. Add the number of shares of common stock to be issued upon exercise of the warrants to the list of securities to be offered at the top of the cover page.

3.   We note your response to prior comment three and disclosure that each warrant is exercisable at between $0.12 and $1.35 per warrant. Please disclose the fixed price of the exercise of each warrant for the duration of the offering.

4.   We note your response to prior comment four. You disclose on page 16 that if you sell all of your units your net proceeds (after our estimated offering expenses of $50,000) will be $11,450,000. You disclose in the table that if 100% of the units are sold your net proceeds will be $12,450,000. Please make your disclosures consistent or explain to us why these disclosures are different.

5.   We are reissuing prior comment five. You disclose here that your offering consists of a $5,000,000 Rights Offering and on page 19 you describe subscription rights. There are no rights securities in this offering. Please revise your disclosure to consistently disclose the securities in the offering.

Legal Opinion - Exhibit 12.1, page 58

6.   Please have counsel revise the legal opinion to:

- Clearly disclose that each unit consists of one share of common stock and one warrant. It appears that the legal opinion discloses that the units consist of one share of common stock, one warrant, and one share of underlying common stock.
- Clearly disclose that the offering includes the shares of common stock underlying the warrants.
- Provide a binding obligation opinion with respect to the legality of the units.
- Clearly opine that the common stock included in the units will be, when sold, legally (or validly) issued, fully paid and non-assessable.
- Clearly opine that the common stock underlying the warrants will be, when sold, legally (or validly) issued, fully paid and non-assessable.
- Remove the assumption that the appropriate certificates are duly filed and recorded in every jurisdiction in which such filing and recordation is required in accordance with the laws of such jurisdictions. Counsel should not assume that the registrant has taken all corporate actions necessary to authorize the issuance of the securities.

      Please see Staff Legal Bulletin No. 19.

You may contact Effie Simpson at (202) 551-3346 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Erin Purnell at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing